UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

    Vonage Holdings Corp.

(Name of Issuer)

    Common Stock, par value $0.001 per share

(Title of Class of Securities)

    92886T201

(CUSIP Number)

    December 31, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92886T201	13G/A	Page 2 of 12 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (Entities only) Bain Capital Venture Fund 2005, L.P. EIN No.: 20-1330342
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 1,747,634
	6.	Shared voting power 0
	7.	Sole dispositive power 1,747,634
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 1,747,634
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.87%
12.	Type of reporting person PN

CUSIP No. 92886T201	13G/A	Page 3 of 12 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (Entities only) BCIP Associates III, LLC EIN No.:
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 247,371
	6.	Shared voting power 0
	7.	Sole dispositive power 247,371
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 247,371
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 0.12%
12.	Type of reporting person OO

CUSIP No. 92886T201	13G/A	Page 4 of 12 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (Entities only) BCIP Associates III-B, LLC EIN No.:
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 6,642
	6.	Shared voting power 0
	7.	Sole dispositive power 6,642
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 6,642
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) less than ..01%
12.	Type of reporting person OO

CUSIP No. 92886T201	13G/A	Page 5 of 12 Pages

1	Name of reporting persons I.R.S. identification no. of above persons (Entities only) Brookside Capital Partners Fund, L.P. EIN No.: 04-3313066
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 5,391,648
	6.	Shared voting power 0
	7.	Sole dispositive power 5,391,648
	8.	Shared dispositive power 0
9.	Aggregate amount beneficially owned by each reporting person 5,391,648
10	Check box if the aggregate amount in Row (9) excludes certain shares ☐
11.	Percent of class represented by amount in Row (9) 2.70%
12.	Type of reporting person PN

Item 1(a) Name of Issuer:

The name of the issuer to which this filing on Schedule 13G/A relates is Vonage Holdings Corp. (the “Company”).

          1(b) Address of Issuer’s Principal Executive Offices:

The principal executive offices of the Company are located at 23 Main Street, Holmdel, NJ 07733.

Item 2(a) Name of Person Filing:

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) Bain Capital Venture Fund 2005, L.P., a Delaware limited partnership (“BCVF”), (2) BCIP Associates III, LLC, a Delaware limited liability company (“BCIP III LLC”), (3) BCIP Associates III-B, LLC, a Delaware limited liability company (“BCIP III-B LLC”), (4) Brookside Capital Partners Fund, L.P., a Delaware limited partnership (“Brookside”).

Bain Capital Venture Partners 2005, L.P., a Delaware limited partnership (“BVP”), is the sole general partner of BCVF. Bain Capital Venture Investors, LLC, a Delaware limited liability company (“BCVI”), is the sole general partner of BVP. Mr. Michael A. Krupka is the sole managing member of BCVI.

BCIP Associates III, a Cayman Islands partnership (“BCIP III”) is the manager and sole member of BCIP III LLC. BCIP Associates III-B, a Cayman Islands partnership (“BCIP III-B”) is the manager and sole member of BCIP III-B LLC. Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”), is the managing partner of each of BCIP III and BCIP III-B. BCVI is attorney-in-fact of BCI.

Brookside Capital Investors, L.P., a Delaware limited partnership (“BCI LP”), is the sole general partner of Brookside. Brookside Capital Management, LLC, a Delaware limited liability company (“BCM”), is the sole general partner of BCI LP. Mr. Domenic J. Ferrante is the sole managing member of BCM.

BCVF, BCIP III LLC, BCIP III-B LLC, and Brookside have entered into a Joint Filing Agreement, dated February 14, 2007, pursuant to which BCVF, BCIP III LLC, BCIP III-B LLC, and Brookside have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

          2(b) Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons, BVP, BCVI, BCI, BCI LP and BCM is c/o Bain Capital, LLC, 111 Huntington Avenue, Boston, MA 02199.

          2(c) Citizenship:

Each of the Reporting Persons, BVP, BCVI, BCI, BCI LP and BCM is organized under the laws of the State of Delaware. Mr. Krupka and Mr. Ferrante are citizens of the United States.

          2(d) Title of Class of Securities:

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.001 per share (“Common Stock”).

          2(e) CUSIP Number:

The CUSIP number of the Company’s Common Stock is 92886T201.

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

☐ If this statement is filed pursuant to §240.13d-1(c), check this box.

Item 4(a) Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. The Reporting Persons may be deemed to beneficially own in the aggregate 7,393,295 shares of Common Stock of the Company representing, in the aggregate, 3.70% of the Company’s Common Stock. The percentage of Common Stock held by the Reporting Persons is based on 199,815,997 shares of Common Stock of the Company outstanding (the “Outstanding Shares”) as of October 31, 2009 based on the Company Form 10-Q for the period ended September 30, 2009.

As of the close of business on December 31, 2009, the following shares were owned by the Reporting Persons:

BCVF owned 1,747,634 shares of the Company, representing approximately 0.87% of the Company’s Outstanding Shares. BCVF acts by and through its general partner, BVP. BVP acts by and through its general partner, BCVI. Mr. Krupka is the managing member of BCVI.

BCIP III LLC owned 247,371 shares of the Company, representing approximately 0.12% of the Outstanding Shares. BCIP III LLC acts by and through its manager and sole member, BCIP III. BCIP III acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

BCIP III-B LLC owned 6,642 shares of the Company, representing less than 0.01% of the Outstanding Shares. BCIP III-B LLC acts by and through its manager and sole member, BCIP III-B. BCIP III-B acts by and through its managing partner, BCI. BCVI is attorney-in-fact of BCI.

Brookside owned 5,391,648 shares of the Company, representing approximately 2.70% of the Outstanding Shares. Brookside acts by and through its general partner, BCI LP. BCI LP acts by and through its general partner, BCM. Mr. Ferrante is the sole managing member of BCM.

No person other than the respective owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such shares of Common Stock of the Company.

          4(b) Percent of Class:

See Item 4(a) hereof.

          4(c) Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCVF                       1,747,634

BCIP III LLC           247,371

BCIP III-B LLC       6,642

Brookside                 5,391,648

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCVF                       1,747,634

BCIP III LLC           247,371

BCIP III-B LLC       6,642

Brookside                 5,391,648

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5 Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6 Ownership of more than Five Percent on behalf of another person:

Not Applicable

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable

Item 8 Identification and Classification of Members of the Group:

Not Applicable

Item 9 Notice of Dissolution of Group:

Not Applicable

Item 10 Certifications:

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2010

BAIN CAPITAL VENTURE FUND 2005, L.P.

By Bain Capital Venture Partners 2005, L.P.,

        its general partner

By Bain Capital Venture Investors, LLC,

        its general partner

BCIP ASSOCIATES III, LLC

By BCIP Associates III,

        its sole member

By Bain Capital Investors, LLC,

        its managing partner

By Bain Capital Venture Investors, LLC,

        its attorney-in-fact

BCIP ASSOCIATES II-B, LLC

By BCIP Associates III-B,

        its sole member

By Bain Capital Investors, LLC,

        its managing partner

By Bain Capital Venture Investors, LLC,

        its attorney-in-fact

By:  /s/  Michael Krupka

        Michael Krupka

        Managing Director

BROOKSIDE CAPITAL PARTNERS FUND, L.P.

By:  /s/  Domenic J. Ferrante

        Domenic J. Ferrante

        Managing Director